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                                                                   EXHIBIT(a)(4)

                             [Dave & Busters Logo]

                                                                    June 4, 2002
Dear Shareholder:

     We are pleased to inform you that our Company has entered into an Agreement and Plan of Merger, dated as of May 30, 2002 (the "Merger Agreement"), with D&B Acquisition Sub, Inc., a Missouri corporation (the "Purchaser"), a wholly owned subsidiary of D&B Holdings I, Inc., a Delaware corporation (the "Parent"). Parent is a wholly owned subsidiary of Investcorp International, Inc. Pursuant to the Merger Agreement, on June 4, 2002, Purchaser commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares (the "Shares") of common stock of the Company at a purchase price of $12.00 per share, net to the shareholders in cash. The Offer will be followed by a Merger (the "Merger") of Purchaser with and into the Company, pursuant to which any remaining Shares will be converted into the right to receive the same consideration paid in the Offer, in cash, without interest.

     The Merger Agreement, and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) have been approved by a special committee consisting of three independent directors of the Company (the "Special Committee"). Based in part on the recommendation of the Special Committee, the Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby, and determined that each of the Offer and the Merger is fair from a financial point of view to, and in the best interests of, the shareholders of the Company. THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS, BASED IN PART ON THE RECOMMENDATION OF THE SPECIAL COMMITTEE, UNANIMOUSLY RECOMMEND THAT HOLDERS OF THE SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Special Committee and the Board of Directors gave careful consideration to the factors described in the attached
Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., the Special Committee's financial advisor, that, as of the date of such opinion, the consideration to be received by the unaffiliated shareholders of the Company in connection with the transaction, is fair to them from a financial point of view. The attached Schedule 14D-9 describes in more detail the reasons for the conclusions of the Special Committee and our Board of Directors and contains other information relating to the Offer. In addition, a copy of the opinion of Houlihan Lokey Howard & Zukin, which sets forth the assumptions made, procedures followed and matters considered and limitations of the review conducted by Houlihan Lokey Howard & Zukin, is included as Annex A to the Schedule 14D-9. You should read the
Schedule 14D-9, including the Annex and all of the Exhibits, carefully and in its entirety.

     The Offer to Purchase and related materials, including the Letter of Transmittal, sent to you by Purchaser should be used for tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer, provide detailed information about the transactions and include instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          Sincerely,

                                          DAVID O. CORRIVEAU, CO-CEO
                                          JAMES W. CORLEY, CO-CEO